UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Arbutus Biopharma Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

03879J100

(CUSIP Number)

Dexxon Holdings Ltd.

1 Dexcel Street

Or Akiva, 3060000, Israel

+972-4-6364040

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 8, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03879J100

1.	Names of Reporting Persons. Dexxon Holdings Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO – other

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 0 Shares

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 0 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 03879J100

1.	Names of Reporting Persons. Dan Oren

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO – other

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 0 Shares

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 0 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 to Schedule 13D amends and supplements Items 4 and 5 of the Schedule 13D filed with the Securities and Exchange Commission by Dexxon Holdings Ltd. (“Dexxon”) and Dan Oren (together with Dexxon, the “Reporting Persons”) on March 16, 2015 (the “Schedule 13D”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D. Except as expressly set forth herein, there have been no changes to the information set forth in the Schedule 13D.

Item 4. Purpose of Transaction

The Reporting Persons are filing this Amendment No. 1 to Schedule 13D as a result of changes to Roivant’s internal governance structure, effective December 8, 2015, as a result of which the Reporting Persons no longer may be deemed to beneficially own Common Shares. Previously, voting and dispositive decisions by Roivant, the direct holder of 16,013,540 Common Shares, required unanimous approval by the three directors of Roivant, including the director appointed by Dexxon.  Following the above-referenced changes, unanimous approval is no longer required. Accordingly, the Reporting Persons no longer may be deemed to beneficially own the Common Shares owned by Roivant.

Item 5.  Interest in Securities of the Issuer

(a) and (b)  The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

Dexxon used to have the power to appoint a director of Roivant. As such, Dexxon has appointed Ilan Oren as a director of Roivant. Roivant owns 16,013,540 Common Shares. However, the Reporting Persons no longer may be deemed to beneficially own the Common Shares owned by Roivant, insofar as voting and dispositive decisions of Roivant no longer require unanimous approval by the three directors of Roivant, as discussed in Item 4.

Each of the Reporting Persons disclaims beneficial ownership of the Common Shares owned by Roivant.

(c) The reported share amounts for the Reporting Persons reflect amounts as of the date hereof.  The Reporting Persons have not effected any transactions in the Common Shares during the past 60 days.

(d) Not applicable.

(e) December 8, 2015.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2016

DEXXON HOLDINGS LTD.

By:	/s/ Dan Oren
	Name:	Dan Oren
	Title:	Director

DAN OREN

By:	/s/ Dan Oren
Dan Oren